Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30, 2018
Earnings:
Income before equity in earnings of unconsolidated affiliates	$120,612
Fixed charges	60,277
Capitalized interest	(4,674)
Distributions of earnings from unconsolidated affiliates	1,943
Total earnings	$178,158

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$51,579
Amortization of debt issuance costs	2,126
Capitalized interest	4,674
Interest component of rental expense	1,898
Total fixed charges	60,277
Preferred Stock dividends	1,869
Total fixed charges and Preferred Stock dividends	$62,146

Ratio of earnings to fixed charges	2.96
Ratio of earnings to combined fixed charges and Preferred Stock dividends	2.87